UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12372

CYTEC INDUSTRIES INC.
(Exact name of registrant as specified in its charter)
Five Garret Mountain Plaza Woodland Park, NJ 07424 (973) 357-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.95% Senior Notes due 2025 (the “2025 Notes”)

3.50% Senior Notes due 2023 (the “2023 Notes”)

8.95% Senior Notes due 2017 (the “2017 Notes”)

Common Stock, par value $0.01 per share (the “Common Stock”)

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

2025 Notes	33
2023 Notes	29
2017 Notes	33
Common Stock	1

Pursuant to the requirements of the Securities Exchange Act of 1934 Cytec Industries Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CYTEC INDUSTRIES INC.

Date: December 21, 2015	/s/ Anthony Saviano
Name: Anthony Saviano
Title: Secretary